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             November 18, 2020

       Frank Igwealor
       Chief Executive Officer
       Video River Networks, Inc.
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Video River
Networks, Inc.
                                                            Amendment No. 4 to
Form 10-12G
                                                            Filed November 3,
2020
                                                            File No. 000-30786

       Dear Mr. Igwealor:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Real Estate & Construction